

March 11, 2014

<u>Via E-mail</u>
David M. Staples
Executive Vice President and Chief Financial Officer
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

> **Re: Spartan Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended March 30, 2014**
> **Filed May 23, 2013**
> **Amendment No. 1 to Form 8-K filed February 3, 2014**
> **Form 8-K filed March 5, 2014**
> **File No. 0-31127**

Dear Mr. Staples:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 30, 2013

Item 8. Financial Statements and Supplementary Data, page 37

Consolidated Statements of Comprehensive Income, page 40

1. Please tell us your consideration of presenting a line item representing total other comprehensive income (loss), after tax. Refer to ASC 220-10-45-1B.

Notes to Consolidated Financial Statements, page 43

Note 1. Summary of Significant Accounting Policies and Basis of Presentation, page 43

Revenue Recognition, page 43

2. Please tell us whether you recognize breakage for gift cards, gift certificates, and/or customer loyalty points and if so, the amounts recognized during each of the fiscal years presented. Please tell us your accounting policies for recognizing breakage and the historical data that supports your recognition policy, the amounts of breakage recognized and the line item in which breakage is recorded. In addition, to the extent material, please disclose your accounting policies for recognizing breakage in future filings.

Earnings Per Share, page 45

3. In light of your use of the two-class method to compute basic earnings per share, please tell us your consideration of reconciling the numerator used in your calculation of basic earnings per share to earnings from continuing operations. In other words, tell us your consideration of disclosing the earnings from continuing operations allocated to unvested restricted stock awards that contain non-forfeitable rights to dividends and to common shareholders. Refer to ASC 260-10-50-1a.

Amendment No. 1 to Form 8-K filed February 3, 2014

Item 9.01. Financial Statements, Pro Forma Financial Information, and Exhibits

4. Please file an amendment to incorporate the Nash-Finch Company interim period financial statements specified in Rules 3-01 and 3-02 of Regulation S-X or explain why interim period financial statements are not required. Refer to Rule 3-05(b)(2) of Regulation S-X.

Form 8-K filed March 5, 2014

Exhibit 99.1

5. Reference is made to your disclosure of Adjusted EBITDA, adjusted earnings from continuing operations and adjusted operating earnings for your distribution and retail segments and consolidated year to date results in the narratives on pages 1-4. Please tell us your consideration of discussing, with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

6. Reference is made to your disclosure of projected Adjusted EBITDA and projected adjusted earnings per diluted share from continuing operations for the first fiscal quarter of 2014 and the 53 week fiscal year ending January 3, 2015. Please tell us your consideration of presenting, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP and presenting a reconciliation, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K or Item 100(a)(1)-(2) of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Thomas A. Van Hall
        Vice President Finance